

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

March 21, 2011

Via Fax & U.S. Mail

Mr. Bo Chen
Chief Executive Officer
Bodisen Biotech, Inc.
Room 2001, FanMei Building
No. 1 Naguan Zhengjie
Xi'an, Shaanxi 710068
People's Republic of China

   Re: Bodisen Biotech, Inc.
      Form 10-K for the year ended December 31, 2009
      Filed March 30, 2010
      Form 10/K-A for the year ended December 31, 2009
      Filed March 2, 2011
      File No. 000-31539

Dear Mr. Chen:

   We have reviewed your response filed on March 2, 2011, and have the following comments. Unless otherwise indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

   Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

<u>Form 10-K/A for the year ended December 31, 2009 as filed on March 2, 2011</u>

<u>Note 2 - Summary of Significant Accounting Policies</u>
<u>Revenue Recognition, page F-9</u>
1. We have reviewed your response to our prior comment 7. Please tell us how you determined the amounts of the gross profit in the accounts receivable balances at December 31, 2007, 2008 and 2009. Please also describe how you determined that $8,530,575 was the gross profit that was being reserved for in the allowance account at December 31, 2007 and how you determined the subsequent adjustments to G&A Expense. That is, please tell us whether you determined these adjustments by tracking the activity in the individual receivables. If you did not, please explain your methodology.

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You may contact Kristin Shifflett at (202) 551-3381 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief